1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2025
(Commission File Number: 001-14700)
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Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
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No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: March 4, 2025	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC Intends to Expand Its Investment in the United States to US$165 Billion to Power the Future of AI

Company plans to increase U.S. investment in advanced semiconductor manufacturing by $100 billion with three new fabs, two advanced packaging facilities and an R&D center added to U.S. plans

HSINCHU, Taiwan, R.O.C. Mar. 4, 2025 – TSMC (TWSE: 2330, NYSE: TSM) today announced its intention to expand its investment in advanced semiconductor manufacturing in the United States by an additional $100 billion. Building on the company’s ongoing $65 billion investment in its advanced semiconductor manufacturing operations in Phoenix, Arizona, TSMC’s total investment in the U.S. is expected to reach US$165 billion. The expansion includes plans for three new fabrication plants, two advanced packaging facilities and a major R&D team center, solidifying this project as the largest single foreign direct investment in U.S. history

Through this expansion, TSMC expects to create hundreds of billions of dollars in semiconductor value for AI and other cutting-edge applications. TSMC’s expanded investment is expected to support 40,000 construction jobs over the next four years and create tens of thousands of high-paying, high-tech jobs in advanced chip manufacturing and R&D. It is also expected to drive more than $200 billion of indirect economic output in Arizona and across the United States in the next decade. This move underscores TSMC’s dedication to supporting its customers, including America’s leading AI and technology innovation companies such as Apple, NVIDIA, AMD, Broadcom, and Qualcomm.

“Back in 2020, thanks to President Trump’s vision and support, we embarked on our journey of establishing advanced chip manufacturing in the United States. This vision is now a reality,” said TSMC Chairman and CEO Dr. C.C. Wei. “AI is reshaping our daily lives and semiconductor technology is the foundation for new capabilities and applications. With the success of our first fab in Arizona, along with needed government support and strong customer partnerships, we intend to expand our U.S. semiconductor manufacturing investment by an additional $100 billion, bringing our total planned investment to $165 billion.”

TSMC’s Arizona fab currently employs more than 3,000 people on 1,100 acres of land in Arizona. The site has been in volume production since late 2024. This expansion will play a crucial role in strengthening the U.S. semiconductor ecosystem by increasing American production of advanced semiconductor technology. It will also complete the domestic AI supply chain with TSMC’s first U.S. advanced packaging investments.

In the United States, in addition to its latest manufacturing site in Phoenix, TSMC operates a fab in Camas, Washington, and design service centers in Austin, Texas, and San Jose, California.

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 288 distinct process technologies, and manufactured 11,878 products for 522 customers in 2024 by providing broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson:	TSMC Media Contacts:
Wendell Huang Senior Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com